Unlocking Immunotherapies for Solid Cancer Patients Immatics Corporate Presentation, January 2021 Exhibit 99.1

Forward-Looking Statement This presentation (“Presentation”) is provided by Immatics N.V. (“Immatics” or the “Company”) for informational purposes only. The information contained herein does not purport to be all-inclusive and Immatics nor any of its affiliates nor any of its or their control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. Forward-Looking Statements. Certain statements in this presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the IND filing for IMA204, IMA301, IMA401, the Company’s focus on partnerships to advance its strategy, projections of future cash on hand and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s filings with the Securities and Exchange Commission (SEC). Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Company undertakes no duty to update these forward-looking statements. No Offer or Solicitation. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. This meeting and any information communicated at this meeting are strictly confidential and should not be discussed outside your organization.

Two Transformative Treatment Modalities: Adoptive Cell Therapies and TCR Bispecifics Highly Differentiated Technologies to Identify True Cancer Targets and the Right TCRs Unlocking Immunotherapies for Solid Cancer Patients Strategic Collaborations with World-leading Industry Players

Limitations of Current Immunotherapies in Solid Cancer Patients … Driven by a Lack of Known Cancer-specific Targets 1 Chalmers et al., 2017; 2SEER Cancer Statistics Review, 1975-2017, Estimated New Cancer Cases for 2020 Checkpoint inhibitors mainly effective in tumors with high mutational burden minority of all cancers1 CAR-T mainly effective in hematological malignancies minority of all cancers2 Solid tumors limited established treatments & high medical need majority of all cancers Most cancer patients do not benefit from current immuno-oncology approaches Intro

Unlocking Immunotherapies for Solid Cancer Patients … by Intracellular Cancer Targets and Matching Right T cell Receptors (TCRs) Modified from Chandran et al., 2019 Intro

The Immatics Approach to Disrupt Current Tumor Treatment Paradigms Based on 5 Defined Principals True Cancer Targets & Matching Right TCRs Targeted Approach in Two Distinct Modalities: Adoptive Cell Therapy & TCR Bispecifics Optimized Cell Therapy Products to Enhance T cell Persistence & Efficacy Disrupting the Tumor Microenvironment by Targeting Stroma Combating Tumor Heterogeneity & Escape through Multi-Target Approach Intro

Immatics’ Targeted Approach in Two Distinct Modalities High tumor burden Lower tumor burden1 1 Patients at earlier stage of disease, de-bulked tumors, or late-stage patients with reduced tumor burden Specialized Centers All Hospitals & Out-Patient Intro

Immatics’ Pipeline Modality Product Candidate Status Preclinical Phase 1a1 Phase 1b1 Phase 2 Phase 3 Autologous ACT ACTengine® IMA201 (MAGEA4/8) Proprietary ACTengine® IMA202 (MAGEA1) Proprietary ACTengine® IMA203 (PRAME) Proprietary ACTengine® IMA204 (COL6A3) Proprietary Autologous TCR-T ACT programs (Undisclosed) ACT programs (Undisclosed) Allogeneic ACT ACTallo® IMA301 (Undisclosed) Proprietary Bispecifics TCER® IMA401 (MAGEA4/8) Proprietary TCER® IMA402 (Undisclosed) Proprietary Bispecific programs (Undisclosed) Bispecific programs (Undisclosed) 1 Phase 1a: Dose escalation, Phase 1b: Dose expansion Intro

Strategic Collaborations with World-leading Industry Players Validating Immatics’ Differentiated Technologies and Expertise 2017 Bispecific Cancer Immunotherapies $30m upfront 2 Immatics targets 2018 Bispecific Cancer Immunotherapies $54m upfront 3 Immatics targets 2019 Adoptive Cell Therapies $75m upfront 3 Immatics targets Opt-in Rights for BMS 2020 Adoptive Cell Therapies $50m upfront 2 Immatics targets Each of the 10 partnered Immatics programs may be eligible for >$500m aggregate milestone payments per program Tiered royalties per program Co-Promotion Option Co-Devel./Co-Fund Option Co-Development Option Intro

Upcoming R&D Milestones in 2021 1H 2021 2H 2021 ACTengine® IMA201, 202, 203: Initial Ph1a dose escalation read-out IMA201, 203: Additional Ph1a read-out IMA204 IND submission TCER® IMA401 IND submission Intro IMA202: Initial Ph1b dose expansion read-out IMA402 Start GMP manufacturing activities

Adoptive Cell Therapy

ACTengine® – Immatics' TCR-T Approach

Cancer patients | **Cancer target profiling via IMADetect®** | **Manufacturing of matching T cell product**[1]



Expression
Antigen
1 2 3 4
IMA201
MAGEA4/8
IMA202
MAGEA1
IMA203
PRAME
IMA204
COL6A3

HLA-A*02 positive

ACTengine® Key Differentiation Points

1. High-density peptide targets designed for enhanced efficacy and matching highly specific TCRs with reduced risk for off-target toxicity
2. Optimized cell therapy product through short 1-week manufacturing delivering younger T cells designed for enhanced engraftment, persistence and tumor infiltration
3. Single screening assay IMADetect® to efficiently shuttle patients to one of 4 different programs[2] reducing patient attrition

ACT

[1] IMA201, IMA202 and IMA203 in Ph1 clinical trials, IMA204 IND expected in 2H 2021

12

ACTengine® IMA201, IMA202 & IMA203 – Ongoing Clinical Trials ACT 1 Defined as copy number per cell determined by mass spectrometry-based AbsQuant® technology; 2 Applying XPRESIDENT®-guided off-target toxicity and similar peptide screening designed for reduced cross-reactivity; 3 Lymphodepletion 40 mg/m2 fludarabine and 500 mg/m2 cyclophosphamide daily for 4 days. IMA201 (MAGEA4/8) IMA202 (MAGEA1) IMA203 (PRAME) Target HLA-A*02-presented peptide identified and validated by XPRESIDENT® mass spectrometry platform Target Density1 100-1,000 50-900 100-1,000 T cell receptor (TCR) High-affinity TCR identified and validated by XCEPTOR® platform2 High-affinity natural TCR High-affinity natural TCR with preferential pairing of ⍺/β chain Patients Target positive, HLA-A*02+ advanced cancer patients relapsing from prior therapies enrolled to all-comers trials Target positive, HLA-A*02+ patients enrolled to an all-comers trial Treatment Infusion of engineered T cells followed by IL-2 administration after lymphodepletion3 Infusion of engineered T cells with a proprietary TCR targeting PRAME (IMA203) after lymphodepletion followed by IL-2 administration* Selected Indications sqNSCLC, HNSCC, bladder cancer HCC, sqNSCLC, melanoma Ovarian cancer, uterine cancer, melanoma, sqNSCLC  Endpoints Primary: Safety and Tolerability; Secondary: T cell Persistence, Tumor Response Safety Current Status Phase 1a (Dose Escalation); Enrolling patients in US and Europe Phase 1a Dose Escalation Number of patients 2+2 trial design N=6-9 patients 2+2 trial design N=6-9 patients 3+3 trial design N=12-15 patients Phase 1b Dose Expansion Number of patients N=10 additional patients N=10 additional patients N=12 additional patients

Optimized Cell Therapy Products to Enhance T cell Persistence & Efficacy

Current Proprietary Manufacturing Protocol

Leukapheresis



ACTengine® IMA200 series: ~3 weeks

Manufacturing time (~1 week)	QC testing (Full sterility, 2 weeks)

Commercial ACTengine® expected ~2 weeks

Manufacturing time (~1 week)	Expedited QC testing (~1 week)

Infusion-Ready



immatics

Proprietary Manufacturing Process, designed to

- ✓ reduce manufacturing process to approx. 1 week
- ✓ shorten vein-to-vein time
- ✓ generate younger T cells with increased proliferative capacity
- ✓ improve engraftment and persistence in patients while utilizing smaller doses

In-house state-of-the-art cGMP Facility[1]

- ✓ Manufacturing by Immatics personnel
- ✓ Maximum capacity: 48 manufacturing runs/month
- ✓ Substantial in-house process development expertise

ACT

[1] Exclusive access through collaboration with UT Health, Houston, TX

14

Early Data in ACTengine® Trials Pointing Towards Favorable Engraftment

Data Read-out January 2020 – 4 Patients Treated with IMA201, IMA202 and IMA203 at Lowest Dose[1]

T cell Persistence



Molecular Immunomonitoring in Blood
201 Pt #1
202 Pt #1
203 Pt #1
202 Pt #2
Vector copies/ug gDNA
1×10⁶
1×10⁵
1×10⁴
1×10³
1×10²
1×10¹
1×10⁰
Baseline
Day 1
Day 3
Week 1
Week 2
Week 3
Week 4
Week 8
Week 12
Visit

Persistence of target-specific T cells over 4+ week observation period in 4/4 patients

T cell Frequency



Cellular Immunomonitoring in Blood
IMA203 Patient #1
Before Infusion
1 Week Post Infusion
A*02/irrelevant pHLA
A*02/PRAME
0.01%
45%

High frequencies (up to 45%) of persisting circulating target-specific T cells observed at lowest infused dose

Tumor Infiltration



Molecular Immunomonitoring in Tumor
IMA202 Patient #2, IMA203 Patient #1
IMA202 Pt#2
IMA203 Pt#1
Vector copies/ug gDNA
1×10⁶
1×10⁵
1×10⁴
1×10³
1×10²
1×10¹
1×10⁰
Baseline
Wk 6
Baseline
Wk 6

Post-treatment tumor biopsies analysis suggests infiltration of target-specific T cells into tumor

Next Update: Combined initial data read-out expected in 1Q 2021[2]

ACT

[1] Dose level 1: ~50m/m² target-specific T cells;
[2] Data update is expected to contain safety, biological efficacy and tumor response data. All trials are expected to recruit patients into the dose escalation phase of the trials, clearance of dose level 2 expected in at least one trial

15

IMA204 – Disrupting the Tumor Microenvironment by Targeting Stroma

Complete Tumor Eradication *in vitro & in vivo*[1] by Affinity-enhanced IMA204 TCR Candidates

Stroma Target (COL6A3 exon 6)
in Ovarian Cancer sample

Example of a Tumor Target
in same Ovarian Cancer sample



Stroma cells
Tumor cells

COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers



Control
TCR1
Single mut.
TCR2
Double mut.
D7
D16
D22
D29

One IMA204 TCR candidate leads to full functionality of both CD8 and CD4 T cells

- Final preclinical safety evaluation of two candidate TCRs ongoing
- **IMA204 IND submission expected 2021**

Next-gen ACT

[1] *In vivo* data by Jim Riley, University of Pennsylvania, control: non-transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website.

16

ACTallo® IMA301 – Towards Off-the-shelf ACT Effective Redirection of γδ T cells Using αβ TCR γδ T cell collection from healthy donor Off-the-shelf product Transduction Expansion Proprietary manufacturing protocol delivering robust expansion of γδ T cells with the potential for hundreds of doses from one single donor leukapheresis Off-the-shelf cell therapy, applicable without need for personalized manufacturing and not relying on potentially encumbered immune system of patient High potency: TCR transduced γδ T cells show similar anti-tumor activity to αβ T cells Proprietary single lentiviral vector system (4-in-1 construct) including TCR and CD8 alpha & beta chains ACTallo® Immatics’ Allogeneic ACT Approach IND filing targeted 2022 Next-gen ACT γδ T cells are abundant, show intrinsic anti-tumor activity, naturally infiltrate solid tumors and do not cause graft-vs-host disease

Combating Tumor Heterogeneity & Escape through Multi-Target Approach

A Multi-Step Approach towards Highly Personalized Multi-TCR-T Therapy



1
ACTolog®
2
ACTengine®
TCR-T
Initial Warehouse
Combination Trial
3
ACTengine®
Multi-TCR-T



4
Personalized
Multi-TCR-T
Immatics TCR Warehouse
>200 prioritized
XPRESIDENT® targets
Mission to treat every patient

	HLA	Targets	T cells	Status	Objective
1	HLA-A2	Multiple	Endogenous	Completed	Demonstrate feasibility of multi-target concept
2	HLA-A2	Single	Genetically engineered	3 trials ongoing	Deliver significant clinical benefit for patients with certain tumor types
3	HLA-A2	Two	Genetically engineered	Mid-Term Perspective	Expand spectrum of tumor types and increase response durability
4	Multiple	Multiple	Genetically engineered	Long-Term Perspective	Treat every patient regardless of tumor and HLA type

Next-gen ACT

ACTolog® headline data presented at annual SITC conference available on the Immatics website

18

TCR Bispecifics

TCER® – Immatics’ TCR Bispecifics Off-the-shelf Biologics Linking Immune Cells to Tumor Cells TCER®

TCER® – Superior Proprietary TCR Bispecific Format TCER® T cell recruiting antibody pHLA targeting TCR Fc domain (silenced) with KiH technology TCER® Potency and stability of proprietary TCER® format is superior to six alternative TCR Bispecific formats1 1 Based on comparative preclinical testing

Preclinical POC for First TCER® Program IMA401

TCER® IMA401 Targeting MAGEA4/8 Results in Tumor Eradication of Established Tumors

Preclinical Proof-of-Concept Data:

- High **affinity** TCR (2 nM) after >10,000-fold affinity-maturation via yeast display
- High **potency** at low concentrations *in vitro* and *in vivo* in two independent xenograft tumor models (NSCLC and melanoma)[1]
- Distinguished **specificity & broad therapeutic window** (≥ 1,000-fold concentration difference between tumor vs. healthy cell reactivity)
- Favorable pharmacokinetics with **10-11 days terminal half-life** in mice

Favorable CMC Characteristics:

- Positive **purity & stability** characteristics with high **production yields** (2-4 g/l)

Following scientific advice with German regulatory authority[1], GMP CMC development is on track for IMA401 IND submission YE 2021

Patient-Derived Tumor Model[2]



Vehicle
IMA401 TCER®
Individual tumor volume [mm³]
2500
2000
1500
1000
500
0
-14
-7
0
3
5
7
10
14
17
21
24
27
Study day

Study day -14: transplantation of tumor cells
Study day 0: human PBMC transplantation & start of IMA401 weekly treatment

[1] Equivalent to FDA pre-IND Meeting; [2] Patient-derived LXFA 1012 (NSCLC, adenocarcinoma) tumor xenograft model in NOG mice; additional data from cell line-derived Hs695T (melanoma cell line) tumor xenograft model in NOG mice showing similar data not shown here

TCER® 22

Discovery Platforms

True Cancer Targets & Matching Right TCRs True Targets - expressed on cancer but not or to far lower extent on normal tissue Minimizing risk for on-target toxicity Right TCRs - highly specific and high affinity as outcome of stringent development process Minimizing risk for off-target toxicity (TCR cross-reactivity) + Right TCR via XCEPTOR® TCR Discovery Platform True Target via XPRESIDENT® Target Discovery Platform Technology

XPRESIDENT® – Discovery of True Cancer Targets

Quantitative, Ultra-Sensitive Mass Spectrometry Expertise Developed over Two Decades

pHLA Database
based on primary tissues

>2,000 cancer & **normal** tissues analyzed by **Quantitative, Ultra-Sensitive Mass Spectrometry**



>400 million MS/MS spectra
>20,000 experiments
>8,000 peptides for patent filed
>200
prioritized targets

Unbiased Identification
& characterization of the **most relevant[1] pHLA targets** in the peptide universe

✓ Secured by extensive patent estate

200 Prioritized Targets grouped in 3 Target Classes:

1. **Well known and characterized parent protein** e.g. MAGE family cancer testis antigens
2. **Unknown or poorly characterized parent protein** e.g. stroma target COL6A3 exon 6
3. **Crypto-targets/Neoantigens:** Novel target class which includes RNA-edited peptides & non-classical neoantigens

Technology

[1] Target expression on cancer tissue with high target levels per tumor cell but not or to a far lower extent on normal tissues

25

MAGEA4/8 Target in IMA201 and IMA401 Programs

Unique Target Discovery and Characterization Capabilities

MAGEA4/8 Peptide (quantitative mass spectrometry detection)



Normal tissue
Cancer tissue
MS signal intensity
4.0e+8
2.0e+8
1.0e+8
4.0e+7
2.0e+7
1.0e+7
4.0e+6
2.0e+6
1.0e+6
adipose tissue
adrenal gland
bile duct
urinary bladder
blood cells
blood vessel
bone
bone marrow
brain
breast
esophagus
eye
gallbladder
head-and-neck
heart
large intestine
small intestine
kidney
liver
lung
lymph node
central nerve
peripheral nerve
ovary
pancreas
parathyroid gland
peritoneum
pituitary
placenta
pleura
prostate
skeletal muscle
skin
spinal cord
spleen
stomach
testis
thymus
thyroid gland
trachea
ureter
uterus
AML
BRCA
CCC
CLL
CRC
GBC
GBM
GC
GEJC
HCC
HNSCC
MEL
NHL
NSCLCadeno
NSCLCother
NSCLCsquam
OC
OSCAR
PACA
PRCA
RCC
SCLC
UBC
UEC
Status as of Oct 2020

MAGEA4 and MAGEA4/8 Peptide (AbsQuant®)



AbsQuant® CpC
100000
10000
1000
100
10
1
MAGEA4
Commonly used peptide
MAGEA4/8
Immatics

MAGEA4/8 target peptide is naturally and specifically presented on native tumor tissue vs. various normal tissues

>5-fold higher target density[1] than a commonly used MAGEA4 target peptide

Technology

[1] Copy number comparison per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample

26

Development of the Right TCR – XCEPTOR®

Unique Cross-Talk between Target and TCR Discovery

Adoptive Cell Therapy

ACTengine®
ACTallo®





Tumor cell
pHLA target
TCR
(membrane protein)
T cell

TCR Bispecifics

T cell engaging receptor (TCER®)



Natural or optimized natural TCR with **micromolar affinity** and favorable **specificity** profile for genetic engineering of T cells and direct clinical application

TCR Discovery, Engineering and Validation

Fast and efficient discovery of **multiple TCRs per target**

XPRESIDENT®-guided **off-target toxicity screening** to deselect cross-reactive TCRs during discovery

Affinity-maturated natural TCR variable domains with **nanomolar affinity** and favorable **specificity** profile

XPRESIDENT®-guided **similar peptide counterselection** during maturation to deselect cross-reactive TCRs

Basis for highly potent TCR Bispecifics format

Technology 27

XCEPTOR® TCR Validation – Early De-selection of Cross-Reactive TCRs

Through Unique Interplay of XPRESIDENT® and XCEPTOR® Platforms

Clinical fatalities have occurred in TCR-T trials using a titin cross-reactive TCR (published 2013)

XPRESIDENT®-guided toxicity screening to prevent safety issues

Candidate target/ TCR

Determination of TCR binding motif

XPRESIDENT® search for relevant off-target peptides

XPRESIDENT® database:
Titin peptide ESDPIVAQY strongly **presented** on all investigated HLA-A*01+ normal heart tissue samples.

MAGE A3 EVDPIGHLY
(target)

ExDPIxxxY

EPDPILDNY	**ESDPIVAQY**	**EVDPIRHYY**
C19orf26	*Titin*	*MAGE B18*



Normal
1.5e+10
1.3e+10
1.0e+10
7.5e+9
5.0e+9
2.5e+9
0
MS signal intensity
detection frequency
100%
0%
adipose
adrenal gl
bile duct
bladder
bloodcells
bloodvess
bone marrow
brain
cartilage
esoph
gall bl
heart
intest. sm
kidney
liver
lung
lymph node
nerve periph
pancreas
parathyr
perit
pituit
placenta
pleura
prostate
skin
spinal cord
spleen
stomach
thyroid
trachea
uterus
0/1
1/5
2/5
1/7
0/11
1/9
3/8
1/12
1/1
5/9
3/7
2/2
12/12
0/4
0/4
0/6
0/14
0/10
0/5
3/5
0/5
0/1
1/3
0/1
0/2
2/2
1/3
0/7
0/12
0/6
0/5
3/9
2/7
0/1

XPRESIDENT®-guided toxicity screening

- Direct *in situ* evidence of relevant off-target peptide presentation
- Fast and straightforward analysis
- Unbiased view on relevant organs for all targets
- **"Titin Case" fatalities could be preventable**

Technology

28

Corporate Information & Milestones

Continuously Growing IP Portfolio Immatics’ Patent Estate – Territorial Coverage IP protection on >8000 cancer targets, TCRs and technology Immatics files patent applications in all major countries and regions >320 granted patents in the US >15 granted patents in Europe >1550 granted patents overall ~5000 applications and patents >100 patent families Corporate

Strong, Focused and Highly Integrated Trans-Atlantic Organization Senior Leadership, Business Development, Intellectual Property, Regulatory Affairs, Communications Senior Leadership, Research and Development (Adoptive Cell Therapy), CMC, Clinical Operations, Regulatory Affairs, QA/QC, HR, Investor Relations Munich, Germany, 20 FTEs Tübingen, Germany, ~150 FTEs Houston, Texas , 80 FTEs Senior Leadership, Research and Development (XPRESIDENT®, XCEPTOR®, TCER®), Translational Development, Clinical Operations, Finance, HR, IT, QM Corporate

Experienced Global Leadership Team Across Europe and the US



Harpreet Singh
Chief Executive Officer
Co-Founder
20 yrs biotech experience



Arnd Christ
Chief Financial Officer
20 yrs biotech experience
(Probiodrug, NovImmune, Medigene, InflaRx)



Cedrik Britten
Chief Medical Officer
>10 yrs pharma & biotech experience
(BioNTech, GSK)



Carsten Reinhardt
Chief Development Officer
>20 yrs pharma & biotech experience
(Micromet, Roche, Fresenius)



Steffen Walter
Chief Technology Officer
Co-Founder Immatics US
>15 yrs biotech experience



Toni Weinschenk
Chief Innovation Officer
Co-Founder
> 15 yrs biotech experience



Rainer Kramer
Chief Business Officer
25 yrs pharma & biotech experience
(Amgen, MorphoSys, Jerini, Shire, Signature Dx)



Edward Sturchio
General Counsel & Corporate Secretary
>15 yrs pharma & biotech experience
(Schering, Merck, Novartis, Advanced Accelerator Applications, Abeona Therapeutics)



Jordan Silverstein
Head of Strategy
10 yrs biotech experience
(Advanced Accelerator Applications, InflaRx)

Corporate
32

Upcoming R&D Milestones in 2021 1H 2021 2H 2021 ACTengine® IMA201, 202, 203: Initial Ph1a dose escalation read-out IMA201, 203: Additional Ph1a read-out IMA204 IND submission TCER® IMA401 IND submission Corporate IMA202: Initial Ph1b dose expansion read-out IMA402 Start GMP manufacturing activities

Immatics Key Take-Aways Two Distinct Treatment Modalities: ACT & TCR Bispecifics Multiple ongoing Ph1a dose escalation clinical trials: Initial clinical data read out in Q1 2021 and additional clinical data in H2 2021 Proprietary cell manufacturing resulting in younger T cells for better engraftment & persistence Leading TCR Bispecifics platform with antibody-like stability and half-life Differentiated discovery platforms secured by a broad patent estate including >200 prioritized targets Multiple strategic collaborations with world-leading industry players incl. Amgen, Genmab, BMS and GSK Strong cash position of US$ 304M (as of Sep 30, 2020) to deliver on key clinical and non-clinical milestones Corporate

Thank you